THE daisy face flow MOBILE™

Wellness on wheels!


Mission Statement:
WITH THE DAISYFACE FLOWMOBILE™, YOGA
BECOMES MORE APPROACHABLE & ACCESSIBLE TO
A VARIETY OF COMMUNITIES MOST IN NEED
OF THIS THRIVING SELF-CARE PRACTICE.

THE PROBLEM

Yoga is in high demand ALL over the world, but in cities like Boston, is very expensive.

For most who need Yoga, it is unaffordable. Others are unable to access local studios/gyms where it's typically offered.

We recognize that there are issues far exceeding needing Yoga, however--Yoga practice helps bring perspective & mindfulness to all other areas of our lives. Easy access to afforable Yoga is the **DAISYFACE FLOWMOBILE™** solution.


THE SOLUTION

Our “Wellness on Wheels” model brings the yoga studio to the client!

With talented yoga teachers behind the wheel & the flowmobile stocked with mats & props needed for practice, our services are the first of its kind in this market.

THE TEAM



MORGAN CHASE

Head Hippie, Creative Director, & RYT 500 Yoga Teacher for daisyface flow & DAISYFACE FLOWMOBILE™



AMANDA WOOD

Left-brain coordinator, Administrative Goddess & RYT 200 Yoga Teacher for DAISYFACE FLOWMOBILE™



PHOENIX SOUL

Free spirit, Flowmobile operator, & RYT 200 Yoga Teacher for DAISYFACE FLOWMOBILE™



CIARAN O'DWYER

Handy-man, mechanic, IT/technical support, HR, & sounding board for all things DAISYFACE FLOWMOBILE™

Flowmobile™ Milestones

January 2018
The search for the perfect VW bus begins!

March 2018
Financial blocks appear & new avenues begin to be explored

May 2018
The first contact is made with Nick & Ben of MainVest to collaborate

June 2018
Morgan heads to Costa Rica to continue her education in yoga teaching AND small business operation

July 2018
Morgan returns home with a fire in her heart to make her dreams reality

October 2018
Using the MainVest platform, we present our small business plan to you for investment consideration

Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sept. Oct. Nov. Dec.

About the Bus

Q: How will you maintain an antique such as a VW bus?

>> Upon purchase of the vehicle, during our branding phase (which will all be documented on our Instagram page @daisyfaceflowmobile), we will be replacing the original engine & transmission with a Ford Focus® engine. This will ensure proper speed on the highway, reliability to get to clients/events, and a reduction in cost for mechanical upkeep.

Q: What will happen to the bus during the winter months in Boston?

>> There will be a secure garaging space for the flowmobile at all times when it is not out with clients or at events, festivals, community centers. >> During the winter, with her "winter boots" on (snow tires), she will still operate per usual, but in equally rad INDOOR locations.

Q: Besides a symbol of accessible yoga, what else will the DAISYFACE FLOWMOBILE™ *offer it's students/local businesses?*

>> In addition to serving as a mobile billboard, the yoga studio, & the ressurection of the hippie era of the 1960's, the DAISYFACE FLOWMOBILE™ will have features like an "Intention curtain" where scraps of salvaged fabric displays each student's intention for their practice, their lives, or their future! Also, the FLOWMOBILE™ will work with a local artist monthly to display/sell their work pre & post class!

About our Community

Q: Where can students look forward to seeing the DAISYFACE FLOWMOBILE™?

>> When we aren't held up in Boston traffic, the FLOWMOBILE™ will be at unique outdoor locations, sometimes "secret" spots, beaches, parks, food truck hangouts, shopping plazas, community centers, elderly homes, fire & police stations, Air BnB® rentals, private & corporate clients!

Q: Who will be your early adopters to spread the word about this new service in the Boston Yoga community?

>> Young women already into yoga & practicing in the city will be first to "hop on the bus" with this. Using social media contests, free giveaways, secret "Pop-Up" classes in new & different locations & the chance to take their photo with the yellow VW bus, they will provide the rest with what they post on THEIR social media accounts.

Q: Will there be class accessibility for people in the community without the funds?

>> Yes! We want the inclusive nature of yoga to be translated through all that we do including a number of Community Classes offered at various locations, times, & neighborhoods where students can attend for a suggested donation cost of $10 & other students have the ability to "pay-it-forward" by making a lump donation for multiple future students.

DAISYFACE FLOWMOBILE™
StartUP Costs

VW Bus & branding : $35,000

Equipment : $5,000

- yoga mats, blocks, straps

Merchandise : $5,000

- New bus logo, tees, tanks, hats, stickers

Marketing : $5,000

- Social media, PR, ad boosts (FB & IG)


M 1829 LX

Daisyface Flowmobile™
Revenue Generators

Rev Generators

Category	Product	COGS	Unit Rev	Avg Vol	Trans/ Month	Net Rev	Gross	Cogs	Net Month
Merch	Shirts	$5.00	$15	1	20	$10	$300	$100.00	$200
Classes	Intro	$5.00	$20	9	27.5	$15	$4,950	$1,237.50	$3,713
Classes	Hot Yoga	$5.00	$30	9	13.75	$25	$3,713	$618.75	$3,094
Classes	Basics	$10.00	$100	1	13.75	$90	$1,375	$137.50	$1,238






























NOTICE
LIFEGUARD ON DUTY
5




Why now?
Yoga is changing the world. One student, one class, one flow at a time.
Let this be the "vehicle" that brings that transformation to the communities that need it most.
AND--It's only a matter of time until someone else is struck with this brilliant idea. :)


EXIT



